United States

Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of OCTOBER 2026	Commission File Number 001-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo in Colle, Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

1

NATUZZI BOARD OF DIRECTORS CALLS SHAREHOLDERS’ MEETING ALSO ON EXTRAORDINARY SESSION FOR NOVEMBER 23, 2026:

▪
TO APPROVE A EUR 17.5 MILLION CAPITAL INCREASE RESERVED TO MAJORITY SHAREHOLDER INVEST 2003 S.r.l.;
▪
TO GRANT THE BOARD AUTHORITY TO CARRY OUT EITHER OR BOTH OF TWO SEPARATE RIGHTS ISSUES: ONE OF UP TO EUR 15 MILLION FOR THE BENEFIT OF MINORITY SHAREHOLDERS, AND THE OTHER OF UP TO EUR 65 MILLION.

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Santeramo in Colle (Bari), October 29, 2026 – Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”), one of the most renowned brands in the production and distribution of design and luxury furniture, today announces that its Board of Directors, at its meeting held on October 22, 2026, resolved to convene a general meeting of shareholders on November 23, 2026 (the “Meeting”) to resolve upon the items on the agenda to be published in Il Sole 24 Ore on November 2, 2026 and subsequently distributed to shareholders by the Bank of New York, as depositary, according to the proposals described in the report of the Board of Directors prepared pursuant to Article 2441, paragraph 6, of the Italian Civil Code (the “Board Report”), as described below.

1. The Reserved Capital Increase

The Board of Directors ‒ having received the favorable opinion of the Company’s Related Parties Committee ‒ proposes a capital increase for consideration, in cash, on an indivisible basis, with the exclusion of pre-emptive rights pursuant to Article 2441, paragraph 5, of the Italian Civil Code, reserved for INVEST 2003 S.r.l. (“INVEST”), for a total amount of EUR 17,499,998.73 (of which EUR 491,159.10 is allocated to share capital and EUR 17,008,839.63 to share premium) (the “Reserved Capital Increase”), through the issuance of 49,115,910 new ordinary shares at an issue price of EUR 0.3563 per share (approximately US$2.06 per American Depositary Share (“ADS”)).

The new shares will be paid up in full through the Contributions (as defined below), without any further cash contribution, and will have the same characteristics and dividend entitlement as the outstanding shares.

The Reserved Capital Increase forms part of the corporate steps being taken by the Company in connection with its request for review of the New York Stock Exchange (“NYSE”) delisting determination filed on September 10, 2026 (the “Appeal”), to convert the Contributions (as defined below) into issued share capital before the review hearing.

In the Appeal, the Company argued that, in calculating its average global market capitalization, the NYSE staff should have taken into account the EUR 12,500,000 of shareholder loans that the Company’s controlling shareholder, INVEST, had already irrevocably agreed to reclassify on March 31, 2026 as a capital contribution towards a future capital increase (the “EUR 12.5 Million Contribution”), as it was no longer repayable to INVEST and had been recognized as an equity reserve of the Company “earmarked” in favor of INVEST since that date, with only the corresponding corporate steps to issue the new shares to INVEST remaining to be completed.

On September 9, 2026, INVEST irrevocably agreed to reclassify a further EUR 5,000,000 of shareholder loans on the same basis (the “EUR 5 Million Contribution” and, together with the EUR 12.5 Million Contribution, the “Contributions”), bringing the aggregate reserves “earmarked” in its favor to EUR 17.5 million.

The structure of the Reserved Capital Increase was reviewed by Prof. Mario Notari, notary public and full professor of Company Law at Bocconi University, Milan, in a memorandum dated October 14, 2026.

The Company expects the new shares to be issued before the December 17, 2026 review hearing.

Reasons for the exclusion of pre-emptive rights. The Board of Directors considers that the exclusion of pre-emptive rights in the context of the Reserved Capital Increase is justified by the Company’s corporate interest, in light of:

(i) the Company’s interest in maintaining the listing of its ADSs on the NYSE;

(ii) the absence of viable alternatives within the timeframe of the Appeal; and

(iii) the risk that, absent the Reserved Capital Increase, not only would the delisting of the ADSs not be avoided, but the Company’s broader capital-strengthening and restructuring strategy would be jeopardized.

Determination of the Issue Price. The Board of Directors was assisted in determining the issue price for the Reserved Capital Increase by Apotheo LLC (the “Adviser”), a leading U.S.-based financial advisory firm with expertise in complex financing and restructuring transactions, which presented its analysis to the Board of Directors on October 22, 20261.

1 The pricing analysis and recommendation were prepared solely to assist the Board of Directors in its determination of the issue price in connection with the Reserved Capital Increase, are not a valuation, appraisal or fairness opinion, and may not be relied upon by any other person or for any other purpose, and were prepared independently of the NYSE continued listing standards.

The Adviser recommended pricing each Contribution at the volume-weighted average price of Natuzzi’s ADSs over the ten trading days ending on and including the date of its irrevocable reclassification (or, where no trading occurred on that date, the last preceding trading day), converted into euros at the European Central Bank reference EUR/USD rate on the reclassification date and divided by five, as follows:

Contribution	Reference period	Volume-weighted average price per ADS	Issue price per share (EUR/USD rate)	New shares (approx.)
EUR 12.5 Million Contribution (reclassified March 31, 2026)	March 18 – March 31, 2026	US$2.8855	EUR 0.5019 (1.1498)	24,905,360
EUR 5 Million Contribution (reclassified September 9, 2026)	August 12 – August 25, 2026	US$1.2031	EUR 0.2065 (1.1652)	24,210,550

On a weighted basis, the resulting issue price is EUR 0.3563 per share (approximately US$2.06 per ADS). The issue price results from the weighting, by the number of shares issued in respect of each Contribution, of the values calculated at the time of the two reclassifications of the shareholder loans into capital contributions towards a future capital increase.

The ten-trading-day window balances limited trading volumes against the risk of including prices from materially different market conditions, while remaining close to the relevant Contribution date.

The Adviser also reviewed alternative market-price benchmarks and precedent transactions, which supported the recommended pricing methodology.

The Adviser also considered net worth per share, as indicated by Article 2441, paragraph 6, of the Italian Civil Code. Excluding the reserve “earmarked” for INVEST, net worth per share as of March 31 and June 30, 2026 was below the respective recommended issue prices. The Company’s losses during the current financial year limited the relevance of net worth as a pricing benchmark.

The Board of Directors endorsed and adopted the Adviser’s recommendations and has determined that the issue price complies with the requirements of Article 2441, paragraph 6, of the Italian Civil Code. In addition, in compliance with applicable Italian rules, the Company’s Board of Statutory Auditors is expected to issue its opinion on the fairness of the issue price within November 7, 2026.

Effects on the shareholding structure. Based on the Company’s Form 20-F for the year ended December 31, 2025, INVEST currently holds 30,967,521 ordinary shares, representing 56.2% of the Company’s ordinary shares, and INVEST together with the other members of the Natuzzi family holds 33,767,521 ordinary shares, representing 61.3%.

If the Reserved Capital Increase is approved by the Company’s shareholders, INVEST’s shareholding would increase to 76.9%, while the shareholding of the other members of the Natuzzi family would decrease to 2.7%, and that of the remaining shareholders would result in dilution for shareholders not eligible to participate in the Reserved Capital Increase.

2. Proposed Delegated Rights Issues

Delegated Rights Issue for Minorities (up to EUR 15 million). The Board of Directors proposes that the Meeting grant it authority, pursuant to Article 2443 of the Italian Civil Code, to increase the share capital for cash, on a divisible basis, on one or more occasions, by December 31, 2029, up to EUR 15,000,000, including share premium, to be offered to all shareholders on a pre-emptive basis and structured to allow minority shareholders, upon full subscription, to restore their percentage shareholdings prior to the Reserved Capital Increase, subject to INVEST’s prior waiver of its pre-emptive rights (the “Delegated Rights Issue for Minorities”).

Delegated Rights Issue (up to EUR 65 million). The Board of Directors further proposes that the Meeting grant it the authority, pursuant to Article 2443 of the Italian Civil Code, to increase the share capital for cash, on a divisible basis, on one or more occasions, by December 31, 2029, up to a maximum amount of EUR 65,000,000, including share premium, through the issuance of up to 1,300,000,000 ordinary shares to be offered to all shareholders on a pre-emptive basis, with the Board of Directors determining the issue price, terms and timing (the “Delegated Rights Issue”).

The Delegated Rights Issue, contemplated by the compliance plan accepted by the NYSE on May 22, 2026, is intended to (i) strengthen the Company’s capital structure and enable it to regain compliance, before July 6, 2027, with the US$50,000,000 average global market capitalization or stockholders’ equity standard set out by Section 802.01B of the NYSE Listed Company Manual; and (ii) raise funds to support the Company’s cash flow performance and the successful outcome of the composizione negoziata della crisi (CNC) proceedings, as part of the restructuring process.

The Delegated Rights Issue and the Delegated Rights Issue for Minorities both presuppose the successful completion of the Reserved Capital Increase and are independent and non-alternative proposals: the Board of Directors may exercise either or both of the authorities, depending on the Company’s capital strengthening needs, market conditions and the progress of the restructuring process within the out-of-court composition proceedings.

3. Elimination of Nominal Value

In connection with the above-mentioned transactions, the Board of Directors further proposes to eliminate the indication of the nominal value of the Company’s ordinary shares, currently EUR 1.00 each, which according to Italian law constitutes a minimum issue price for new shares, thereby providing flexibility in setting the issue price both for the Reserved Capital Increase and for any subsequent rights issues.

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Update on the NYSE Appeal. On October 23, 2026, in accordance with the NYSE’s briefing schedule, the Company filed a written brief with the Committee for Review of the NYSE Regulatory Oversight Committee in support of the Appeal. The brief outlined the corporate steps taken to convert the Contributions into issued share capital and reiterated the Company’s position that, taking the EUR 12.5 Million Contribution into account, it meets the US$15,000,000 average global market capitalization standard under Section 802.01B of the NYSE Listed Company Manual.

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Documentation

As indicated on the Company’s website at www.natuzzigroup.com in the Investor Relations section, the Board Report, together with the opinion of the Board of Statutory Auditors on the fairness of the issue price, and the other documentation relating to the items on the agenda will be made available to the public, at the Company’s registered office in Via Iazzitiello 47, Santeramo in Colle (Bari), Italy.

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This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. Any such securities have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on Natuzzi and its subsidiaries (the “Group”) from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of any public health outbreaks (including the spread of any future epidemic), consumer demand, our supply chain and the Company’s financial condition, business operations and liquidity, the geopolitical tensions and market uncertainties resulting from the ongoing armed conflict between Russia and Ukraine, the Israel-Hamas war and other conflicts in the Middle East, the inflationary environment and potential increases in interest rates and energy prices, as well as protectionist trade policies, tariffs and related retaliatory measures. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of June 30, 2026, Natuzzi distributes its collections worldwide through a global retail network of 530 monobrand stores, in addition to Natuzzi galleries and curated placements within larger, multi-brand environments. Natuzzi products embed the finest spirit of Italian design and the unique craftsmanship of “Made in Italy”, with a predominant part of its production taking place in Italy. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

For information:

Natuzzi Investor Relations: Piero Direnzo | pdirenzo@natuzzi.com

Natuzzi Corporate Communication: Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39. 331.6654275 | bcolapinto@natuzzi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	October 29, 2026	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi